Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-208184

Free Writing Prospectus dated January 21, 2016

Fantex, Inc.

On January 15, 2016, a media publication was released by Yahoo! Finance, attached hereto as Annex A (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”) and Yahoo! Finance broadcasted an interview (the “Broadcast,” and together with the Article, the “Publications” ) with Cornell French, Chief Executive Officer of the Company, the transcript of which is attached hereto as Annex B. The Article and Broadcast reference the completed initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”), the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”), the Fantex Series Michael Brockers Convertible Tracking Stock (“Fantex Series Michael Brockers”) and the Fantex Series Jack Mewhort Convertible Tracking Stock (“Fantex Series Jack Mewhort”), and the planned initial public offering of the Fantex Series Professional Sports Convertible Tracking Stock (“Fantex Series Professional Sports” and, together with Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu, Fantex Series Michael Brockers and Fantex Series Jack Mewhort, the “Tracking Stocks”) and Fantex Sports Portfolio 1 Units (the “Units”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering,” the “Alshon Jeffery Offering,” the “Michael Brockers Offering,” the “Jack Mewhort Offering” and the “Units Offering,” which includes, in part, Fantex Series Professional Sports, respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, 333-196437, 333-198986, 333-201677, 333-203457 and 333-208184 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement,” the “Alshon Jeffery Registration Statement,” the “Michael Brockers Registration Statement,” the “Jack Mewhort Registration Statement” and the “Units Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014, the Mohamed Sanu Offering was completed on November 3, 2014, the Alshon Jeffery Offering was completed on March 19, 2015, the Michael Brockers Offering was completed on May 29, 2015 and the Jack Mewhort Offering was completed on July 14, 2015 (collectively, the “Completed Offerings”). However, and as described further below under “Corrections and Clarifications,” the Publications contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Publications were not prepared by or reviewed by the Company or any other offering participant prior to publication. The publishers of the Publications are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the publication of the Publications or any other articles or broadcasts published by the publishers concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Publications represent the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Publications or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

Article

•                  The Article references an “[a]thlete [s]tock [e]xchange,” “athlete stock,” “football player stocks,” “athlete tracking stocks,” “athlete stocks,” “offering of Arian Foster, [Fantex’s] first stock,” “athletes Fantex has brought public,” “$1,000 worth of Alshon Jeffery,” “Jack Mewhort’s stock,” “EJ Manuel shares,” “stock in Scott Langley,” and “[athletes] have [] gone public.” The Company clarifies that the Tracking Stocks are intended to track and reflect the value and performance of one or more athletes’ brands. Holders of shares of the Tracking Stocks (including through the purchase of the Units) will have no direct investment in the associated athletes, brands or brand contracts, including the Company’s brand contracts with each of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort, Kendall Wright, Andrew Heaney, Terrance Williams and Ryan Shazier (each a “Contract Party,” and together and with Scott Langley, the “Contract Parties”), and, in certain cases, affiliated entities of these athletes (each a “Brand Contract” and together and with the Scott Langley Brand Contract, the “Brand Contracts”). An investment in a Tracking Stock will represent an ownership interest in the Company and does not represent an interest in a separate legal entity. The Company further clarifies that it entered into a brand contract with Scott Langley on December 23, 2015 (the “Scott Langley Brand Contract”), pursuant to which the Company will acquire a minority interest equal to 15% of the income that Scott Langley receives from and after October 25, 2015, subject to the terms and exceptions specified in the Scott Langley Brand Contract. As consideration for this interest under the Scott Langley Brand Contract, the Company will pay Scott Langley a one-time cash amount of $3.06 million contingent upon the Company’s ability to obtain financing.

•                  The Article references “future income tied to the athlete’s brand, whether [] from the sport or [other] business … includ[ing] money from endorsement[s ], fast-food franchising, speaking engagements, [and] TV.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of the Contract Parties. Brand income generally means gross monies or other consideration that the contract party receives generally as a result of the Contract Party’s skills and brand, including salary and wages from being an professional athlete and activities generally related to the Contract Party’s particular professional sport, and consists of other compensation from the Contract Party’s assignment of rights in his persona, including use of his name, voice, likeness, image, signature, talents, live or taped performances, in connection with motion pictures, television and Internet programming, radio, music, literary, talent engagements, personal appearances, public appearances, records and recording, or publications; any use of his persona for purposes of advertising, merchandising, or trade, including sponsorships, endorsements and appearances, and any other assignment of rights in his persona, to generate income; and any other personal services performed by the Contract Party which are of the type typically performed by individuals in the particular professional sport because of their status as a professional athlete in that sport (including, without limitation, sports casting, coaching, participating in sports camps, acting as spokesperson) (“Brand Income”). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  The Article references that “[prices] rise and fall based on the success of the athlete,” “the inherent risk [of the Tracking Stocks and Unit are] independent of the overall market,” “[n]one of the securities[‘ prices] moves dramatically . . . day to day” and “[the Units are] systematically uncorrelated to a typical portfolio.” Mr. French references that “[the Tracking Stocks and Units are] a smart investment.” The Company clarifies that the performance or market price of the Tracking Stocks may not reflect the performance of the associated Brand Contract or Contract Party. Holders of the Tracking Stocks will be common stockholders of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of the Tracking Stocks, assets and liabilities. As a result, the market price of the Tracking Stocks may reflect the performance of the Company as a whole or may more independently reflect the performance of some or all of the assets attributed to the associated brand. The Company further clarifies that tracking stocks are intended to track and reflect the economic performance of the underlying brand contracts, and not the on-field performance of the associated Contract Parties, and the Company does not believe that the trading price of the Tracking Stocks will necessarily bear any relationship to the short-term on-field performance of any of the Contract Parties. However, the trading prices and overall economic performance of the Tracking Stocks would be affected by the on-field performance of the Contract Parties to the extent that such on-field performance has a long-term impact on such Contract Party’s brand income. The Offerings are highly speculative and the Tracking Stocks involve a high degree of risk. Investing in the Tracking Stocks should be considered only by persons who can afford the loss of their entire investment. A more detailed description of the risks of an investment in the Tracking Stocks may be found in the Registration Statements.

•                  The Article references that “Investors will be able to buy [the Units on the] NYSE.” The Company clarifies that it intends to apply to list the Units on the NYSE MKT LLC. Shares of Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu, Fantex Series Alshon Jeffery, Fantex Series Michael Brockers and Fantex Series Jack Mewhort are quoted on the website of the Company’s affiliated broker-dealer, Fantex Brokerage Services, LLC (“FBS”).

Broadcast

•                  During the Broadcast, reporter Dan Roberts references “athlete stock exchange.” Mr. French references “his … S-1,” “fil[ing ] the S-1 [related to the Scott Langley Brand Contract” and “the next offering … is … ten athletes.” The Company clarifies that the Tracking Stocks are intended to track and reflect the value and performance of one or more athletes’ brands. Holders of shares of the Tracking Stocks (including through the purchase of the Units) will have no direct investment in the associated athletes or Contract Parties, brands or Brand Contracts. An investment in a Tracking Stock will represent an ownership interest in the Company and does not represent an interest in a separate legal entity. The Units will consist of 0.047 shares of Fantex Series Vernon Davis, 0.127 shares of Fantex Series EJ Manuel, 0.040 shares of Fantex Series Mohamed Sanu, 0.277 shares of Fantex Series Alshon Jeffery, 0.117 shares of Fantex Series Michael Brockers, 0.089 shares of Fantex Series Jack Mewhort, and 0.683 shares of Fantex Series Professional Sports. Fantex Series Professional Sports is intended to track and reflect the value and performance of the Brand Contracts with Andrew Heaney, Ryan Shazier, Terrance Williams and Kendall Wright. The Company further clarifies that it entered into the Scott Langley Brand Contract, pursuant to which the Company will acquire a minority interest equal to 15% of the income that Scott Langley receives from and after October 25, 2015, subject to the terms and exceptions specified in the Scott Langley Brand Contract. As consideration for this interest under the Scott Langley Brand Contract, the Company will pay Scott Langley a one-time cash amount of $3.06 million contingent upon the Company’s ability to obtain financing.

•                  During the Broadcast, Mr. Roberts references “a percentage of [an athlete’s] earnings forever.” Mr. French references “future cash flow” and “current and future playing contracts [including] endorsements, appearance fees and … post career [earnings such as in] broadcasting .” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the Brand Income, as defined in each of the Brand Contracts, of each of the Contract Parties. A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  During the Broadcast, Mr. Roberts references “shares [] rise and fall, based on fortunes of a … professional athlete.” Mr. French references “risk for each athlete,” “variability,” “normaliz[ing] th[e] variability,” “risk for each athlete,” “solv[ing] . . . systemic risk [by] diversify[ing]” and “no systemic risk.” The Company clarifies that the performance or market price of the Tracking Stocks may not reflect the performance of the associated Brand Contract or Contract Party. Holders of the Tracking Stocks will be common stockholders of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of the Tracking Stocks, assets and liabilities. As a result, the market price of the Tracking Stocks may reflect the performance of the Company as a whole or may more independently reflect the performance of some or all of the assets attributed to the associated brand. The Company further clarifies that tracking stocks are intended to track and reflect the economic performance of the underlying brand contracts, and not the on-field performance of the associated Contract Parties, and the Company does not believe that the trading price of the Tracking Stocks will necessarily bear any relationship to the short-term on-field performance of any of the Contract Parties. However, the trading prices and overall economic performance of the Tracking Stocks would be affected by the on-field performance of the Contract Parties to the extent that such on-field performance has a long-term impact on such Contract Party’s brand income. The Offerings are highly speculative and the Tracking Stocks involve a high degree of risk. Investing in the Tracking Stocks should be considered only by persons who can afford the loss of their entire investment. A more detailed description of the risks of an investment in the Tracking Stocks may be found in the Registration Statements.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort, Kendall Wright, Andrew Heaney, Terrance Williams and Ryan Shazier, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s, Michael Brockers’s, Jack Mewhort’s, Kendall Wright’s, Andrew Heaney’s, Terrance Williams’s and Ryan Shazier’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Units Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort, Kendall Wright, Andrew Heaney, Terrance Williams and Ryan Shazier. The Company generally identifies forward-looking statements by words such as “believe,” “expect,” “intend,” “may,” “should,” “will,” “would” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Fantex, the ‘athlete stock exchange,’ signs first golfer

by Daniel Roberts January 15, 2016 11:39 am

When Fantex Holdings first announced its intention to offer athlete “tracking stocks” the concept was met with a lot of skepticism in the business press. That was in 2013, and in April 2014, the brokerage brought its first athlete stock public: Vernon Davis, then a tight end for the San Francisco 49ers. The skepticism hasn’t entirely faded, but in the 18 months since, the company has brought five more football player stocks to market. And in September it signed a contract with Los Angeles Angels pitcher Andrew Heaney, its first athlete outside of football.

Now it’s getting into golf. Fantex has signed a deal with 26-year-old golfer Scott Langley, Yahoo Finance is first to report.

Langley is best known for finishing 16th at the 2010 U.S. Open, where he tied for the best amateur score. He is also the first alum of The First Tee, a youth golf program started by the World Golf Foundation in 1997, to actually make it to the PGA Tour.

Langley is far from a household name. But he’s in the perfect sweet spot for Fantex, which makes sense for a young athlete who isn’t yet a mega-star—the athlete gets an upfront fee that you can think of as an insurance policy against future earnings. If he were to get injured or perform poorly, he still gets his money. Take Heaney, for example. “The up-front, lump sum of cash,” French says, “allows him to actually approach his recovery as a pitcher like a veteran who already has his major contract.”  An established star like Tom Brady or Peyton Manning wouldn’t sign this kind of deal because they don’t need the fee enough to promise anyone a portion of their future earnings, which are likely to be high.

The athletes that have signed on thus far vary in terms of their fame and brand, but none are mega-stars. They are at a point in their careers where an upfront fee has great appeal. The full Fantex roster now looks like this: Davis (now with the Denver Broncos), Alshon Jeffery (Chicago Bears), Mohamed Sanu (Cincinnati Bengals), EJ Manuel (Buffalo Bills), Jack Mewhort (Indianapolis Colts), and Michael Brockers (St. Louis Rams, now the L.A. Rams) have all gone public. The remaining five that have signed are Kendall Wright (Tennessee Titans), Ryan Shazier (Pittsburgh Steelers), Terrance Williams (Dallas Cowboys), baseball pitcher Heaney, and now golfer Langley.

How does Fantex actually work? The company pays every athlete it signs a one-time, upfront lump sum in return for a percentage of the athlete’s future brand income—all future income tied to the athlete’s brand, whether it’s from the sport or from business outside of it.  (That includes, for example, money from endorsement deals, fast-food franchising, speaking engagements, TV appearances and more.) In Langley’s case, Fantex is paying Langley $3.06 million in return for 15% of his future brand income. Fantex raises that fee from the IPO process; if it fails to sell enough shares of the athlete in the offering, it can’t pay him. It has success[fully] brought all six of its attempted offerings public, but it had to cancel the offering of Arian Foster, who was planned to be its first stock. Foster is a bigger star than any of the athletes Fantex has brought public, but he was sidelined by a back injury shortly after Fantex announced the deal.

As for the investors, what you’re actually buying is a tracking stock—more like a share of Fantex itself—that should, in theory, rise and fall based on the success of the athlete. In practice, there hasn’t been significant liquidity with the six athletes Fantex offers: none of them is currently trading very far from the $10 IPO price, and they don’t fluctuate enough yet to be particularly exciting.  If you had bought $1,000 worth of Alshon Jeffery when it debuted at $10 in November 2014, today you would have $1,100. Jack Mewhort’s stock has risen the most, but only to $12. EJ Manuel shares have fallen to $7 after he only played in seven games for the Bills this season. None of the securities moves dramatically from day to day.

Fantex CEO Buck French remains confident that athlete tracking stocks can become “a new asset class” for smart investors looking to diversify their portfolio.

To that end, Fantex has also announced its first “basket” of athlete stocks: a portfolio containing all 10 of the athletes it has signed (minus Langley, who won’t go public for many months) with each one weighted differently. UBS will serve as the underwriter and Fantex is applying to debut the basket on the New York Stock Exchange under the ticker FXSP. Investors will be able to buy shares of the basket directly from the NYSE, like any typical corporate stock, whereas the individual athlete stocks must be bought and traded on Fantex’s web site.

Fantex notes on its site that the basket is “systematically uncorrelated to a typical portfolio,”  which matches the pitch French likes to make: that the advantage of Fantex’s athlete tracking stocks is that the inherent risk (a player gets injured, or cut from the team, and his stock tanks) is independent of the overall market. Of course, that’s debatable.

“Look, it really doesn’t matter whether it’s Michael Brockers or Jack Mewhort,” French tells Yahoo Finance. “What matters is whether it’s a smart investment based on the numbers.”

French and Fantex will hope that the numbers appeal to investors when it comes time to offer up stock in Scott Langley.

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Annex B

Transcript of the Broadcast

MEDIA:	Streaming Video
STATION:	Yahoo! Finance
DATE:	January 15, 2016
PROGRAM:	Market Pulse
SUBJECT:	Buck French of Fantex and Dan Roberts of Yahoo Finance

Dan Roberts, Yahoo Finance Reporter:

People have called Fantex the athlete stock exchange. When it launched in 2013 it was not without controversy. The platform allows you to buy shares that rise or fall, based on the fortunes of a real life professional athlete. It’s like fantasy football applied to the stock market. Fantex has signed football stars like 49ers tight end Vernon Davis, Bengals receiver Mohammed Sanu and in baseball; the Angels pitcher Andrew Heaney and Fantex CEO Buck French is here today to talk about how the platform is growing.

Buck French, Fantex Co-Founder and CEO:

Hey Dan

Roberts:

Thanks so much Buck.

French:

Thanks for having me.

Roberts:

So I want to start by just hearing what the general pitch you give is on Fantex. You know, there’s some complex parts of this but what’s the simple version that you tell a layperson about how it works and what it is.

French:

Sure, we acquire the future cash flow stream of professional athletes, we take a minority interest, so in the case you mentioned Vernon Davis we bought 10% of his future cash flow for four million dollars. That’s both his current and future playing contracts as well as his endorsements, appearance fees and ultimately it goes into his post career should he go into broadcasting or something of that nature.

Roberts:

Is that a big gamble for an athlete to give up? I mean, I remember seeing the words in perpetuity, so hypothetically it could be a percentage of his earnings forever, it could be a percentage of his earnings after he dies, is that sort of a hard thing to convince someone to get onboard with?

French:

You know in each instance, the athlete they see it as an opportunity to invest in them self. So we’ve had people from baseball players, take Andrew Heaney for example, the upfront lump sum of cash allows him to actually approach his recovery as a pitcher, like a veteran who has already gotten his major contract so interesting that each athlete looks at the cash opportunities to invest in themselves to increase the probability of success. So were excited about the guys that were working with and were excited about the guys that are going to be coming.

Roberts:

How do you assess how much that first lump sum is? I mean in a very basic sense, you give the athlete one lump sum upfront and you get the percentage of future earnings, how do you make that calculation of how much you need to give him to get him on board.

French:

So it’s all quantitatively derived, no different than trying to value a company it’s all based on cash flow estimates and then discounted cash flow analysis to come up with a present value. If you think about, our quant team that we have, we actually go through and do an analysis and find out for each position what are the core attributes that drive their earnings in the future, i.e. what their next contracts will be. For example, for a wide receiver its total yards, receptions, touchdowns, pro bowl selection and where you got drafted basically. Those attributes really drive what you will ultimately earn and we use those then to drive comps and forecast.

Roberts:

So there’s a little bit of some Nostradamus type prediction game in there, it’s like money ball but you also have to try and predict the future, that’s difficult.

French:

There’s always variability in any forecast, we also measure that variability so we can actually and we do, calculate our standard deviation off of our mean, Which is our comp set, it drives a mean, that allows us across a portfolio to normalize that variability out.

Roberts:

It’s very “mathy”.

French:

It’s ironically everyone thinks it’s a novelty, its sports, it’s cool but at the end of the day we’re solving a math problem.

Roberts:

Well in fact, you guys have just announced plans to go public with a bucket right, a portfolio of different athletes in one.

French:

We heard from the market, our business is going through our third phase. First phase was regulatory wise could we even do it, that took about the first half of two years, took two years. The next phase was proving with the athletes the value drivers and actually doing six of them which we have accomplished to date. This next phase is really about setting the business up for scale, we heard from the market, people would rather instead of building a basket, have a basket built for them, so this next offering that we filed with the SEC is all around ten athletes and the ability to own a basket that doesn’t break apart, creates that portfolio diversification, makes it simpler for an investor.

Roberts:

So we’ve been talking a lot about football and the first few guys, you guys had were NFL players. Now the news is that you’ve signed a golfer. Can we talk just in general about the different sports and how you approach each one differently? I mean eventually, I assume you guys want to have athletes in all of the major sports.

French:

Yes, so we filed, announcing our first golfer, we can’t talk because we haven’t filed his, the S-1 on that process. Our goal is always to have, has always been to have, multiple sport athletes, again that’s only further diversifying a portfolio, so if you think about risk there’s idiosyncratic risk for each athlete, i.e. random events that could happen, injury, lack of performance, things of that nature. The interesting thing is there’s no systemic risk other than a work stoppage, i.e., right, a lockout or something of that nature, which is kind of just fascinating to think about. So the way you solve the systemic risk is you diversify across sport as well, so Andrew Heaney you mentioned earlier, starting pitcher for the Angels, excited to have him. First baseball player, we look forward to other guys coming down the pike, same in golf and entering other sports. You’ll see in the coming months and years us add multiple different sports and get great depth in each one of those verticals.

Roberts:

Great, thanks for coming in.

French:

Appreciate it.

Roberts:

Thanks so much. Readers let us know if you would invest in a Fantex stock in the comments below or on our Facebook or Twitter.

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